FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and address of Company:

Leading Brands, Inc.
Suite 1800 – 1500 West Georgia Street
Vancouver BC V6G 2Z6

Item 2.	Date of Material Change:

January 6, 2010

Item 3.	News Release:

A news release announcing the material change was issued on January 15, 2010 for Canadian and U.S. distribution through GlobeNewswire.

Item 4.	Summary of Material Change:

The Company announced that it intends to proceed with a reverse split of its Common Shares.

Item 5.	Full Description of Material Change:

The Company announced that it will proceed with a previously approved reverse split (also known as a share consolidation) of its common shares. The reverse split is anticipated to take effect on or about February 2, 2010 (the “Consolidation Date”). The reverse split will convert 5 existing shares of the Company’s common stock into 1 new share of common stock. Fractional shares will be rounded to the nearest whole number.

The Company has decided to implement the consolidation at this time to comply with the NASDAQ minimum bid requirement and thereby remove uncertainty over the continued listing of the Company’s common shares on NASDAQ.

For a 20 trading day period beginning on the Consolidation Date the Company’s common shares will trade on a post-consolidation basis under the trading symbol “LBIXD” as an interim symbol. After this 20 trading day period, trading will resume under the symbol “LBIX”. A new CUSIP number will be assigned to Leading Brands’ common shares when the reverse split becomes effective.

The authorized number of common shares of the Company following the consolidation will be 500,000,000 common shares.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable

Item 7	Omitted Information:

Not applicable

Item 8	Executive Officer:

Ralph D. McRae, Chief Executive Officer
(604) 685-5200 (Ext. 238)

Item 9.	Date of Report:

January 15, 2010